UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

TOROTEL, INC.

(Exact Name of Registrant as Specified in Charter)

MISSOURI	1-8125	44-0610086
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

620 N. Lindenwood Dr. Olathe, KS	66062
(Address of Principal Executive Offices)	(Zip Code)

Heath C. Hancock	(913) 747-6111
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Torotel, Inc. has evaluated its current product lines and determined that certain products we manufacture contain tin, tungsten, tantalum and/or gold (3TG). We have performed a reasonable country of origin inquiry with our suppliers regarding those conflict minerals that was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country.  The survey of our suppliers determined that our supply chain is Conflict Free.

Conflict Minerals Disclosure

Torotel and its subsidiaries specializes in the custom design and manufacture of a wide variety of precision magnetic components, consisting of transformers, inductors, reactors, chokes, toroidal coils, high voltage transformers, dry-type transformers, and electro-mechanical assemblies.

We conducted an analysis of our products and have determined that they do contain 3TG content but we have determined that they do not originate from the Democratic Republic of the Congo or an adjoining country.

We conducted an analysis and survey of our suppliers using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

Through usage of this Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

The information disclosed above may be found on our Internet website at www.torotelproducts.com under “Corporate Governance.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TOROTEL, INC.

By:	/s/ Heath C. Hancock
Heath C. Hancock
Vice President of Finance and
Chief Financial Officer

Date: June 15, 2016